# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hemab Therapeutics Holdings, Inc., CIK 0002114044
CUSIP: 423494103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 101 Main Street, Suite 1220, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001388325

## Reporting persons
- Novo Holdings A/S: type of reporting person: corporation (CO); citizenship or place of organization: Denmark (G7); sole voting power 4,180,550; shared voting power 0; sole dispositive power 4,180,550; shared dispositive power 0; aggregate amount beneficially owned 4,180,550 (9% of the class)

## Item 1. Issuer
Name of issuer: Hemab Therapeutics Holdings, Inc.
Address of issuer's principal executive offices: 101 Main Street, Suite 1220, Cambridge, MA, 02142.

## Item 2. Person Filing
Name of person filing: Novo Holdings A/S, a Danish corporation, is an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the "Foundation"), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies, currently comprised of Novo Nordisk A/S and Novonesis A/S, and is responsible for managing the Foundation's assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.
Address of principal business office or, if none, residence:
Tuborg Havnevej 19
2900 Hellerup, Denmark
Citizenship: Denmark

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,180,550
Percent of class: 9.0%
Sole power to vote or to direct the vote: 4,180,550
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,180,550
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Novo Holdings A/S: Barbara Fiorini, Barbara Fiorini, General Counsel, Finance & Operations (08/14/2026)